Hypo Real Estate
GROUP

RECEIVED
2007 JUL 30 A 11:34

SUPPL

Directors' Dealings

26.07.2007 - Thomas Glynn

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG)

Publication date:	26. July 2007
Name of the person subject to the disclosure requirement:	Thomas Glynn
Person performing managerial responsilities or closely related person:	Person performing managerial responsibilities
Position or function of that person:	Member of the Management Board
Description of financial instrument:	Ordinary shares of Hypo Real Estate Holding AG
ISIN / WKN of financial instrument:	DE0008027707 / 802 770
Type of transaction:	Buy
Date of transaction:	24 July 2007
Place of transaction:	Frankfurt Xetra
Currency	EUR
Price:	46.19
Number of items:	2000
Total amount traded:	92380
In case of derivatives	
Description of underlying financial instrument, ISIN / WKN:	
Strike price:	
Price multiplier:	
Expiration date:	
Explanation for publication:	
Issuer	Hypo Real Estate Holding AG Unsöldstrasse 2 80538 München Deutschland ISIN: DE0008027707 (DAX); DE0008027731 Listed: Amtlicher Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München, Stuttgart

07025566

PROCESSED
AUG 01 2007
THOMSON
FINANCIAL

Hypo Real Estate
HOLDING

dlw 7/31

END